Exhibit 99.1

MINISO Group Announces March Quarter 2022 Results

GUANGZHOU, China, May 26, 2022 /PRNewswire/ -- MINISO Group Holding Limited (NYSE: MNSO) (“MINISO”, “MINISO Group” or the “Company”), a global retailer offering a variety of design-led lifestyle products, today announced its unaudited financial results for the third quarter of fiscal year 2022 ended March 31, 2022.

Financial Highlights for the Third Quarter of Fiscal Year 2022 ended March 31, 2022

•	Revenue was RMB2,341.0 million (US$369.3 million), representing an increase of 5.0% year over year, compared to RMB2,772.8 million in the previous quarter.

•	Gross profit was RMB706.5 million (US$111.5 million), representing an increase of 12.8% year over year, compared to RMB862.9 million in the previous quarter.

•	Gross margin was 30.2%, compared to 28.1% in the same period of 2021 and 31.1% in the previous quarter.

•	Operating profit was RMB141.0 million (US$22.2 million), compared to RMB161.1 million in the same period of 2021 and RMB255.4 million in the previous quarter.

•	Profit for the period was RMB92.7 million (US$14.6 million), compared to RMB115.0 million in the same period of 2021 and RMB184.1 million in the previous quarter.

•	Adjusted net profit[1] was RMB110.7 million (US$17.5 million), compared to RMB149.0 million in the same period of 2021 and RMB204.8 million in the previous quarter.

•	Adjusted net margin[1] was 4.7%, compared to 6.7% in the same period of 2021 and 7.4% in the previous quarter.

Operational Highlights for the Third Quarter of Fiscal Year 2022 ended March 31, 2022

•	Number of MINISO stores was 5,113 as of March 31, 2022, increasing by 526 stores year over year and 68 stores quarter over quarter, respectively.

•	Number of MINISO stores in China was 3,197 as of March 31, 2022, increasing by 385 stores year over year and 29 stores quarter over quarter, respectively.

•	Number of MINISO stores in overseas markets was 1,916 as of March 31, 2022, increasing by 141 stores year over year and 39 stores quarter over quarter, respectively.

•	Number of TOP TOY stores was 92 as of March 31, 2022, increasing by 83 stores year over year and 3 stores quarter over quarter, respectively.

The following table provides a breakdown of the number of MINISO and TOP TOY stores as well as their year-over-year and quarter-over-quarter changes of the relevant dates:

	As of
	March 31, 2021	December 31, 2021	March 31, 2022	YoY	QoQ
Number of MINISO stores[2]	4,587	5,045	5,113	526	68
China	2,812	3,168	3,197	385	29
—Directly operated stores	5	5	11	6	6
—Third-party stores	2,807	3,163	3,186	379	23
Overseas	1,775	1,877	1,916	141	39
—Directly operated stores[3]	130	136	136	6	-
—Third-party stores	1,645	1,741	1,780	135	39
Number of TOP TOY stores[4]	9	89	92	83	3
—Directly operated stores	2	5	4	2	(1)
—Third-party stores	7	84	88	81	4

1 See the sections titled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information.

2 “MINISO stores” are any of the offline stores operated under the “MINISO” brand name, including those directly operated by the Company (“Directly operated stores”), and those operated by third parties under the MINISO Retail Partner model and the distributor model (“Third-party stores”).

3 In March 2021, the Company acquired 70% of the equity stake in MINISO SG Pte. Ltd (“MINISO SG”), which acted as our exclusive local distributor in Singapore before the acquisition. As a result of the acquisition, the MINISO stores operated by MINISO SG, which were categorized as third-party stores before the acquisition, are reclassified as our directly-operated stores. Such reclassification is reflected in the overseas store numbers presented in this press release and the overseas store numbers as of June 30, 2021 and December 31, 2021 included in Exhibit 99.1 to our current report on Form 6-K furnished to the U.S. Securities and Exchange Commission on March 31, 2022 (please refer to: https://www.sec.gov/Archives/edgar/data/1815846/000110465922040561/tm2210726d3_ex99-1.htm)

4 “TOP TOY stores” are any of the offline stores operated under the “TOP TOY” brand name, including those directly operated by the Company (“Directly operated stores”), and those operated by third parties under the MINISO Retail Partner model (“Third-party stores”).

Mr. Guofu Ye, Founder, Chairman, and Chief Executive Officer of MINISO, commented, “Despite the ongoing challenges of the pandemic, we delivered another solid quarter, with revenue reaching RMB2.34 billion, up 5% year over year. TOP TOY’s revenue increased by nearly four times year over year, and MINISO’s offline business delivered positive growth, which again demonstrated the resilience of our business model. In addition, MINISO's overseas business continued to recover in the March quarter. We believe our globalized operation will provide us with more space and flexibility of growth in the near future.”

“Global retailers are also challenged by cost pressures as we enter one of the highest inflation in four decades. History repeatedly reminded us that consumers tend to look for value in a high-inflation environment, and it is a good opportunity for us. We will leverage MINISO’s core capabilities to strengthen our value proposition globally.” Mr. Ye continued.

Mr. Saiyin Zhang, Chief Financial Officer and Executive Vice President of MINISO, commented, “Gross margin for the March quarter reached 30.2%, up 210 bps year over year, and we are pleased to see that this trend continued in April, thanks to our flexible pricing strategy and strong bargaining power.”

“Although the challenges we are facing are unprecedented, we are confident with our competitive advantages and optimistic about our growth potential in inflation times. The fundamentals of our business remain strong, and we will continue to focus on those elements of the business that are under our control to drive growth and maintain a healthy level of margins. We have taken necessary actions such as controlling operational overheads, reducing personnel-related expenses and adjusting marketing plans, in order to ease the short-term impact from the challenges we face on our bottom line.” Mr. Zhang concluded.

Recent Developments

Impact of COVID-19

The recent outbreak of the Omicron variants of COVID-19 has severely impacted our domestic operations and a part of our overseas operations in the quarter ended March 31, 2022.

In China, the outbreaks of the COVID-19 pandemic during this quarter, including those in Shenzhen and Shanghai, led to the most stringent restrictive measures taken by local governments since 2020, including the full or partial lock-down of many cities. These measures reduced traffic to shopping malls where MINISO and TOP TOY stores are located and even caused the suspension of operations of some of these stores. In March, the average number of stores that were temporarily closed was more than 300 for MINISO and about 11 for TOP TOY. The Company estimates that the GMV loss from such impact amounted to approximately RMB300 million in March. Going into the quarter ending June 30, 2022, the Company currently expects the impact of COVID-19 to persist and that many local governments will maintain strict control measures.

In overseas markets, 74 stores or 4% of our total overseas stores had not resumed operations as of March 31, 2022, compared to 76 such stores as of December 31, 2021. The majority of such stores were concentrated in Asian countries excluding China, and Latin America. In addition, the outbreak of the Omicron variant has caused disruptions to the operation of our logistics and transportation service providers, which has negatively impacted our product shipment and delivery. As a result, delivery of products from China to overseas markets was slightly delayed.

Unaudited Financial Results for the third quarter of fiscal year 2022 ended March 31, 2022

Revenue was RMB2,341.0 million (US$369.3 million), representing an increase of 5.0% year over year, primarily driven by the recovery of our international operations.

Revenue generated from domestic operations was RMB1,823.0 million (US$287.6 million), increasing by 1.9% year over year. The year-over-year increase was primarily (i) driven by a fast increase of 377.3% in TOP TOY’s revenue to RMB111.2 million (US$17.5 million), which was in turn a result of the fast increase of TOP TOY store counts, and (ii) partially offset by a slightly decrease of 1.7% in revenue from MINISO brand, among which revenue from MINISO’s offline stores maintained a positive year-over-year growth. For more information of the composition and year-over-year change of revenue, please refer to the “Unaudited additional information” in this press release.

Revenue generated from international operations was RMB518.0 million (US$81.7 million), representing an increase of 17.4% year over year, which reflects an improved recovery of sales in international markets.

Cost of sales was RMB1,634.5 million (US$257.8 million), representing an increase of 2% year over year.

Gross profit was RMB706.5 million (US$111.5 million), representing an increase of 12.8% year over year.

Gross margin was 30.2%, compared to 28.1% in the same period of 2021. The year-over-year increase was primarily due to (i) revenue contribution of international operations increased from 19.8% in the same period of 2021 to 22.1% in this quarter, typically international operations have higher gross margin than domestic operations, and (ii) higher gross margin contributed by newly launched products in relation to our execution of strategic brand upgrade of MINISO in China.

Other income was RMB2.3 million (US$0.4 million), compared to RMB4.3 million in the same period of 2021.

Selling and distribution expenses were RMB362.0 million (US$57.1 million), representing an increase of 22.1% year over year. Excluding share-based compensation expenses, selling and distribution expenses were RMB351.5 million (US$55.4 million), representing an increase of 27.8% year over year. The year-over-year increase was primarily attributable to (i) increased personnel-related expenses, (ii) increased licensing expenses in relation to our newly launched IP products, and (iii) increased promotion and advertising expenses, partially offset by decreased logistics expenses.

General and administrative expenses were RMB198.7 million (US$31.3 million), representing an increase of 17.2% year over year. Excluding share-based compensation expenses, general and administrative expenses were RMB191.2 million (US$30.2 million), representing an increase of 21.8% year over year. The year-over-year increase was primarily due to (i) increased depreciation and amortization expenses in relation to the land use right of the Company’s headquarter building project, and (ii) increased personnel-related expenses and tax and surcharges.

Other net income was RMB0.5 million (US$0.1 million), compared to RMB8.4 million in the same period of 2021. Other net income mainly consists of net foreign exchange loss, investment income from certain financial assets the Company invested in and others. The year-over-year decrease was mainly attributable to decreased investment income from wealth management products caused by our reduced investment principal in such products.

Operating profit was RMB141.0 million (US$22.2 million), compared to RMB161.1 million in the same period of 2021.

Profit for the period was RMB92.7 million (US$14.6 million), compared to RMB115.0 million in the same period of 2021.

Adjusted net profit, which represents profit for the period excluding equity-settled share-based payment expenses, was RMB110.7 million (US$17.5 million), compared to RMB149.0 million in the same period of 2021.

Adjusted net margin was 4.7%, compared to 6.7% in the same period of 2021.

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB0.32 (US$0.05) in this quarter, compared to basic and diluted earnings per ADS of RMB0.40 in the same period of 2021. Each ADS represents four of the Company’s Class A ordinary shares.

Adjusted basic and diluted earnings per ADS were RMB0.36 (US$0.06) in the quarter ended March 31, 2022, compared to adjusted basic and diluted earnings per ADS of RMB0.52 in the same period of 2021.

See the sections entitled “Non-IFRS Financial Measures” and “Reconciliation of Non-IFRS Financial Measures” in this press release for more information about adjusted net profit, adjusted net margin, and adjusted basic and diluted earnings per ADS.

As of March 31, 2022, the combined balance of the Company’s cash, cash equivalents, restricted cash and other investments amounted to RMB5,486.3 million (US$865.4 million).

Business Outlook

For the fourth quarter of fiscal year 2022 ending June 30, 2022, the Company currently estimates its revenue to be between RMB2,100 million and RMB2,400 million, the middle point of which represents a decrease of 9.0% year over year. This estimate represents management’s current and preliminary views on the market and operational conditions as of the date of this press release, which is subject to change.

Conference Call

The Company’s management will hold an earnings conference call at 8:00 A.M. Eastern Time on Thursday, May 26, 2022 (8:00 P.M. Beijing Time on the same day) to discuss the financial results. The conference call can be accessed via the following zoom link or by dialing the following numbers:

Access 1

Zoom link:

https://dooyle.zoom.us/j/86584019613?pwd=SUUrak9EZEpCOEpiZE92aVdjMGJRdz09

Meeting Number: 865 8401 9613

Meeting Passcode: 888666

Access 2

Listeners may access the call by dialing the following numbers with the same meeting number and passcode with Access 1.

United States Toll Free:	833 548 0276 (or +1 646 518 9805)
Mainland China Toll Free:	400 182 3168 (or 400 616 8835)
Hong Kong, China Toll Free:	+852 5803 3730 (or +852 5803 3731)
United Kingdom (Charge Fees):	+44 203 481 5237 (or +44 131 460 1196)
France (Charge Fees):	+33 1 7037 9729 (or +33 1 7037 2246)
Singapore (Charge Fees):	+65 3158 7288 (or +65 3165 1065)
Canada (Charge Fees):	+1 438 809 7799 (or +1 204 272 7920)

Access 3

Listeners can also access the meeting through the Company’s investor relations website at http://ir.miniso.com/.

A replay will be available approximately two hours after the conclusion of the live event at the Company’s investor relations website at http://ir.miniso.com/.

About MINISO Group

MINISO is a global retailer offering a variety of design-led lifestyle products. The Company serves consumers primarily through its large network of MINISO stores, and promotes a relaxing, treasure-hunting and engaging shopping experience full of delightful surprises that appeals to all demographics. Aesthetically pleasing design, quality and affordability are at the core of every product in MINISO’s wide product portfolio, and the Company continually and frequently rolls out products with these qualities. Since the opening of its first store in China in 2013, the Company has built its flagship brand “MINISO” as a globally recognized retail brand and established a massive store network worldwide. For more information, please visit https://ir.miniso.com/.

Exchange Rate

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022, which was RMB6.3393 to US$1.0000. The percentages stated in this press release are calculated based on the RMB amounts.

Non-IFRS Financial Measures

In evaluating the business, MINISO considers and uses adjusted net profit, adjusted net margin, adjusted basic and diluted earnings per share and adjusted basic and diluted earnings per ADS as supplemental measures to review and assess its operating performance. The presentation of these non-IFRS financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. MINISO defines adjusted net profit as profit for the period excluding (i) fair value changes of redeemable shares with other preferential rights and (ii) equity-settled share-based payment expenses. MINISO calculates adjusted net margin by dividing adjusted net profit by revenue for the same period. MINISO computes adjusted basic and diluted net earnings per ADS by dividing the adjusted net profit attributable to the equity shareholders of the Company by the number of ADSs represented by the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis and retrospectively adjusting for the effect of the issuance of Series A preferred shares by the Company that are deemed to have been converted into ordinary shares since July 1, 2019. MINISO computes adjusted basic and diluted net earnings per share in the same way it calculates adjusted basic and diluted net earnings per ADS, except that it uses the number of ordinary shares used in the basic and diluted earnings per share calculation on an IFRS basis as the denominator instead of the number of ADSs represented by these ordinary shares.

MINISO presents these non-IFRS financial measures because they are used by the management to evaluate its operating performance and formulate business plans. These non-IFRS financial measures enable the management to assess its operating results without considering the impacts of the aforementioned non-cash and other adjustment items that MINISO does not consider to be indicative of its operating performance in the future. Accordingly, MINISO believes that the use of these non-IFRS financial measures provides useful information to investors and others in understanding and evaluating its operating results in the same manner as the management and board of directors.

These non-IFRS financial measures are not defined under IFRS and are not presented in accordance with IFRS. These non-IFRS financial measures have limitations as analytical tools. One of the key limitations of using these non-IFRS financial measures is that they do not reflect all items of income and expense that affect MINISO’s operations. Further, these non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore their comparability may be limited.

These non-IFRS financial measures should not be considered in isolation or construed as alternatives to profit/(loss), net profit/(loss) margin, basic and diluted earnings/(loss) per share and basic and diluted earnings/(loss) per ADS, as applicable, or any other measures of performance or as indicators of MINISO’s operating performance. Investors are encouraged to review MINISO’s historical non-IFRS financial measures in light of the most directly comparable IFRS measures, as shown below. The non-IFRS financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting the usefulness of such measures when analyzing MINISO’s data comparatively. MINISO encourages you to review its financial information in its entirety and not rely on a single financial measure.

For more information on the non-IFRS financial measures, please see the table captioned “Reconciliation of Non-IFRS Financial Measures” set forth at the end of this press release.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. Among other things, the guidance for the fiscal year 2022’s fourth quarter ending June 30, 2022 and quotations from management in this announcement, as well as MINISO’s strategic and operational plans, contain forward-looking statements. MINISO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about MINISO’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: MINISO’s mission, goals and strategies; future business development, financial conditions and results of operations; the expected growth of the retail market and the market of branded variety retail of lifestyle products in China and globally; expectations regarding demand for and market acceptance of MINISO’s products; expectations regarding MINISO’s relationships with consumers, suppliers, MINISO Retail Partners, local distributors, and other business partners; competition in the industry; proposed use of proceeds; and relevant government policies and regulations relating to MINISO’s business and the industry. Further information regarding these and other risks is included in MINISO’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and MINISO undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Raine Hu, Mengru Wang
MINISO Group Holding Limited
Email: ir@miniso.com
Phone: +86 (20) 36228788 Ext.8039

MINISO GROUP HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands)

	As at	As at
	June 30, 2021	March 31, 2022
	(Audited)	(Unaudited)
	RMB’000	RMB’000	US$’000
ASSETS
Non-current assets
Property, plant and equipment	76,316	399,053	62,949
Right-of-use assets	689,887	2,348,776	370,510
Intangible assets	61,005	47,958	7,565
Goodwill	19,640	18,890	2,980
Deferred tax assets	168,552	162,561	25,643
Prepayments	138,481	201,958	31,858
Other receivables	-	10,000	1,578
Interest in an equity-accounted investee	352,062	-	-
	1,505,943	3,189,196	503,083

Current assets
Other investments	102,968	206,526	32,579
Inventories	1,496,061	1,163,040	183,465
Trade and other receivables	824,725	1,060,564	167,300
Cash and cash equivalents	6,771,653	5,269,882	831,303
Restricted cash	3,680	9,925	1,566
	9,199,087	7,709,937	1,216,213
Total assets	10,705,030	10,899,133	1,719,296

EQUITY
Share capital	92	92	15
Additional paid-in capital	8,289,160	7,982,717	1,259,243
Other reserves	928,005	963,033	151,915
Accumulated losses	(2,558,291)	(2,149,418)	(339,062)
Equity attributable to equity holders of the Company	6,658,966	6,796,424	1,072,111
Non-controlling interests	(6,812)	(6,992)	(1,103)

Total equity	6,652,154	6,789,432	1,071,008

LIABILITIES
Non-current liabilities
Contract liabilities	59,947	51,317	8,095
Loans and borrowings	6,925	6,336	999
Lease liabilities	483,144	385,882	60,871
Deferred income	20,005	15,188	2,396
	570,021	458,723	72,361

Current liabilities
Loans and borrowings	13,669	5,142	811
Trade and other payables	2,809,182	2,979,846	470,059
Contract liabilities	266,919	328,001	51,741
Lease liabilities	321,268	260,613	41,111
Deferred income	6,060	5,955	939
Current taxation	65,757	71,421	11,266
	3,482,855	3,650,978	575,927
Total liabilities	4,052,876	4,109,701	648,288

Total equity and liabilities	10,705,030	10,899,133	1,719,296

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

(Expressed in thousands, except for per share and per ADS data)

	Three months ended March 31,			Nine months ended March 31,
	2021	2022		2021	2022
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Continuing operations
Revenue	2,229,444	2,341,035	369,289	6,599,304	7,767,943	1,225,363
Cost of sales	(1,602,975)	(1,634,519)	(257,839)	(4,807,691)	(5,470,085)	(862,885)

Gross profit	626,469	706,516	111,450	1,791,613	2,297,858	362,478
Other income	4,284	2,296	362	48,088	20,882	3,294
Selling and distribution expenses	(296,466)	(362,000)	(57,104)	(923,958)	(1,087,622)	(171,568)
General and administrative expenses	(169,531)	(198,722)	(31,348)	(610,694)	(631,418)	(99,604)
Other net income / (loss)	8,426	499	79	(62,329)	46,463	7,329
Credit loss on trade and other receivables	(12,123)	(5,671)	(895)	(29,510)	(24,762)	(3,906)
Impairment loss on non-current assets	-	(1,931)	(305)	-	(11,467)	(1,809)

Operating profit	161,059	140,987	22,239	213,210	609,934	96,214
Finance income	8,646	12,744	2,010	31,690	39,181	6,181
Finance costs	(6,407)	(8,141)	(1,284)	(20,267)	(25,407)	(4,008)

Net finance income	2,239	4,603	726	11,423	13,774	2,173
Fair value changes of redeemable shares with other preferential rights	-	-	-	(1,625,287)	-	-
Share of loss of equity-accounted investee, net of tax	(825)	-	-	(825)	(8,162)	(1,287)

Profit/(loss) before taxation	162,473	145,590	22,965	(1,401,479)	615,546	97,100
Income tax expense	(47,503)	(52,918)	(8,348)	(139,118)	(184,256)	(29,066)

Profit/(loss) for the period	114,970	92,672	14,617	(1,540,597)	431,290	68,034

Attributable to:
Equity shareholders of the Company	121,860	96,554	15,229	(1,529,997)	433,333	68,356
Non-controlling interests	(6,890)	(3,882)	(612)	(10,600)	(2,043)	(322)

Earnings/(loss) per share for ordinary shares
-Basic	0.10	0.08	0.01	(1.32)	0.36	0.06
-Diluted	0.10	0.08	0.01	(1.32)	0.36	0.06

Earnings/(loss) per ADS
(Each ADS represents 4 Class A ordinary shares)
-Basic	0.40	0.32	0.05	(5.28)	1.44	0.23
-Diluted	0.40	0.32	0.05	(5.28)	1.44	0.23

MINISO GROUP HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Expressed in thousands)

	Three months ended March 31,			Nine months ended March 31,
	2021	2022		2021	2022
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$ ’000	RMB’000	RMB’000	US$ ’000
Profit/(loss) for the period	114,970	92,672	14,617	(1,540,597)	431,290	68,034

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of financial statements of foreign operations	7,684	(11,139)	(1,757)	(40,089)	(1,962)	(309)

Other comprehensive income / (loss) for the period	7,684	(11,139)	(1,757)	(40,089)	(1,962)	(309)

Total comprehensive income/(loss) for the period	122,654	81,533	12,860	(1,580,686)	429,328	67,725

Attributable to:
Equity shareholders of the Company	130,401	83,963	13,244	(1,568,554)	429,508	67,753
Non-controlling interests	(7,747)	(2,430)	(384)	(12,132)	(180)	(28)

MINISO GROUP HOLDING LIMITED

RECONCILIATION OF NON-IFRS FINANCIAL MEASURES

(Expressed in thousands, except for per share and per ADS data)

	Three months ended March 31,			Nine months ended March 31,
	2021	2022		2021	2022
	(Unaudited)	(Unaudited)		(Unaudited)	(Unaudited)
	RMB’000	RMB’000	US$’000	RMB’000	RMB’000	US$’000
Reconciliation of profit/(loss) for the period to adjusted net profit[5]:
Profit/(loss) for the period	114,970	92,672	14,617	(1,540,597)	431,290	68,034
Add back:
Fair value changes of redeemable shares with other preferential rights	-	-	-	1,625,287	-	-
Equity-settled share-based payment expenses	33,983	18,027	2,845	250,362	68,427	10,794

Adjusted net profit	148,953	110,699	17,462	335,052	499,717	78,828

Attributable to:
Equity shareholders of the Company	155,843	114,581	18,074	345,652	501,760	79,150
Non-controlling interests	(6,890)	(3,882)	(612)	(10,600)	(2,043)	(322)

Adjusted net earnings per share for ordinary shares[6]
-Basic	0.13	0.09	0.01	0.30	0.42	0.07
-Diluted	0.13	0.09	0.01	0.30	0.41	0.06

Adjusted net earnings per ADS
(Each ADS represents 4 Class A ordinary shares)
-Basic	0.52	0.36	0.06	1.20	1.68	0.27
-Diluted	0.52	0.36	0.06	1.20	1.64	0.26

5 After reviewing its Non-IFRS Financial Measures and their reconciliation items, the Company has determined that impairment loss on non-current assets, which was a reconciliation item for the calculation of the non-IFRS financial measures, should henceforth be excluded as a reconciliation item, given that (i) the Company now considers it to be of recurring nature as the Company expects to continue to record such expenses in the foreseeable future, and (ii) the Company has determined that it directly correlates with the underlying performance of its business operations. Based on this review, the Company has modified the definition of its adjusted net profit to exclude impairment loss on non-current assets as a reconciliation item starting from this quarter.

6 The adjusted basic and diluted net earnings per share are computed using adjusted net profit attributable to the equity shareholders of the Company, and the number of ordinary shares used in GAAP basic and diluted earnings per share calculation after retrospectively adjusting for the effect of Series A preferred shares issued by the Company that are deemed to have been converted into ordinary shares since July 1, 2020.

MINISO GROUP HOLDING LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Expressed in millions, except percentages)

	Three months ended March 31,				Nine months ended March 31,
	2021	2022			2021	2022
	(Unaudited)	(Unaudited)		YOY	(Unaudited)	(Unaudited)		YOY
	RMB	RMB	US$		RMB	RMB	US$
Revenue
Domestic Operations	1,788	1,823	288	2%	5,345	5,909	932	11%
-MINISO Brand	1,715	1,686	266	-2%	5,140	5,436	857	6%
-TOP TOY Brand	23	111	18	377%	26	352	56	1254%
-Others	50	26	4	-48%	179	121	19	-32%
International Operations	441	518	81	17%	1,254	1,859	293	48%
	2,229	2,341	369	5%	6,599	7,768	1,225	18%